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                                                                    EXHIBIT 23.3

                         INDEPENDENT AUDITOR'S CONSENT


    We consent to the use in this Amendment No. 1 to Registration Statement No. 333-35922 of LaBranche & Co. Inc. of our report dated January 28, 2000 relating to the financial statements of Henderson Brothers Holdings, Inc. and Subsidiary (which expressed an unqualified opinion with an emphasis of a matter relating to the pending sale of Henderson Brothers Holdings, Inc. to LaBranche & Co. Inc.), appearing in the Prospectus, which is part of this Registration Statement, and of our report dated January 28, 2000 relating to the financial statement schedules of Henderson Brothers Holdings, Inc. appearing elsewhere in this Registration Statement.


    We also consent to the reference to us under the heading "Experts" in such Prospectus.

/s/ Deloitte & Touche LLP


New York, New York
June 13, 2000